UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____)*
Xinhua Finance Media Limited

(Name of Issuer)
Common Shares

(Title of Class of Securities)
G98285102

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	G98285102

1	NAMES OF REPORTING PERSONS Fredy Bush Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0557724

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		8,865,000 Class A Common Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,865,000 Class A Common Shares

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,865,000 Class A Common Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	G98285102

1	NAMES OF REPORTING PERSONS Dragon Era Group Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0566504

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		8,865,000 Class A Common Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,865,000 Class A Common Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,865,000 Class A Common Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1(a).	NAME OF ISSUER:

Xinhua Finance Media Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2201, Tower D, Central International Trade Center, 6A Jian Wai Avenue, Chaoyang District, Beijing 100022, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Fredy Bush Trust (the “Trust”)

Dragon Era Group Limited (the “Record Holder”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Fredy Bush Trust 31/F, The Center 99 Queen’s Road Central Hong Kong

Dragon Era Group Limited 31/F, The Center 99 Queens Road Central Hong Kong

ITEM 2(c).	CITIZENSHIP:

The Trust is established under the laws of the Hong Kong. The place of organization of the Record Holder is Hong Kong.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares, par value $0.001 per share

ITEM 2(e).	CUSIP NUMBER:

G98285102

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Fredy Bush Trust	8,865,000 Class A Common Shares	9.9%	8,865,000 Class A Common Shares	0	8,865,000 Class A Common Shares	0
Dragon Era Group Limited	8,865,000 Class A Common Shares	9.9%	8,865,000 Class A Common Shares	0	8,865,000 Class A Common Shares	0
Dragon Era Group Limited is the record owner of American depositary receipt evidencing 4,432,500 American Depositary Shares of the Issuer, representing 8,865,000 Class A Common Shares of the Issuer. The Record Holder is wholly-owned by Super Tiger Limited, which is in turn wholly-owned by the Trust, of which Equity Trust (HK) Limited acts as the trustee. The Trust is an irrevocable discretionary trust, and Fredy Bush is the settler of the Trust.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

Fredy Bush Trust	Equity Trust (HK) Limited in its capacity as trustee of Fredy Bush Trust
	By:	/s/ Liu Kin Wai
	Name:	Liu Kin Wai
	Title:	Authorized Signatory

Dragon Era Group Limited	By:	/s/ Venezia Ho
	Name:	Venezia Ho
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares, par value $0.001 per share, of Xinhua Finance Media Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2008.

Fredy Bush Trust	Equity Trust (HK) Limited in its capacity as trustee of Fredy Bush Trust
	By:	/s/ Liu Kin Wai
	Name:	Liu Kin Wai
	Title:	Authorized Signatory

Dragon Era Group Limited	By:	/s/ Venezia Ho
	Name:	Venezia Ho
	Title:	Director